Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

New Pacific Metals Corp. (the "Company")
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia, Canada, V6E 3X1

Item 2.	Date of Material Change

May 25, 2020

Item 3.	News Release

A news release announcing the material change referred to in this report was disseminated on May 25, 2020 through Globe Newswire and subsequently filed under the Company's profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

On May 25, 2020, the Company announced the filing of an independent technical report (the "Technical Report") in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") on its 100% owned Silver Sand Deposit. The Technical Report, titled "Silver Sand Deposit Mineral Resource Report" dated May 25, 2020 (effective date of January 16, 2020) has been prepared by AMC Mining Consultants (Canada) Ltd. ("AMC"), and is available under the Company’s profile on SEDAR at www.sedar.com.

Item 5.	Full Description of Material Change

On May 25, 2020, the Company announced the filing of the Technical Report.

The Company has carried out extensive exploration and resource definition drill programs on its Silver Sand Project (the "Project") since acquisition in 2017. In total, the Company has completed 97,619m of drilling in 386 drill holes. On April 14, 2020, the Company released the inaugural NI 43-101 Mineral Resource estimate for the Project: using a 45 g/t silver cut-off-grade, the estimate reported Measured & Indicated resource tonnes of 35.39 Mt at 137 g/t Ag for 155.86 Moz and Inferred resource tonnes of 9.84 Mt at 112 g/t Ag for 35.55 Moz. Highlights of the Resource Estimate are as follows:

• Mineralization starts at or near-surface and is amenable to potential open-pit mining extraction: Approximately 70% of the resources are within 200 m of the conceptual open pit surface.

• Favourable initial metallurgical test work indicates laboratory-based recoveries of up to 97% for the various oxide – transition and sulphide mineral domains (see news release dated August 23, 2019 for details).

• Resource estimate excludes the recently discovered Snake Hole zone where drilling intercepted 72.4 m grading 279 g/t Ag (see news release dated January 13, 2020 for details).

• Mineralization remains open to the North and South and at depth. No feeder zones or source intrusions have been discovered to date.

The Mineral Resource estimate and data verification was completed by AMC. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC, is the Qualified Person for the purpose of NI 43-101 for all technical information pertaining to the current Mineral Resource. New Pacific’s quality assurance and quality control program was reviewed by AMC. Simeon Robinson, P.Geo., Senior Geologist with AMC is the Qualified Person for the purpose of NI 43-101 for all technical information pertaining to the current Mineral Resource. The Qualified Persons under NI 43-101 have reviewed the technical content of this news release for the Silver Sand deposit and have approved its dissemination.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Gordon Neal
President
Phone: (604) 633-1368
info@newpacificmetals.com
www.newpacificmetals.com

Item 9.	Date of Report

May 25, 2020